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SEC

18005041

Mail Processing Section
MAR 01 2018
Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbus Advisory Group, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Fifth Avenue 14th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Bunsis (516) 745-0006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G. , CPA
(Name – *if individual, state last, first, middle name*)

65 Kingsbury Rd.	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Michael P. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbus Advisory Group, LTD, as of December 31st, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL O. BUNSIS
NOTARY PUBLIC STATE OF NEW YORK
NASSAU COUNTY
LIC. #02BU4946506
COMM. EXP. MARCH 17, 2019

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLUMBUS ADVISORY GROUP, LTD.

CONTENTS

DECEMBER 31, 2017

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
COLUMBUS ADVISORY GROUP, LTD

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of COLUMBUS ADVISORY GROUP, LTD (the "Company"), as of December 31, 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SIGNATURE

February 21, 2018

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

COLUMBUS ADVISORY GROUP, LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS:			
Cash		$100,929	
Receivables from brokers and dealers:			
Good faith deposit account	$ 50,000		
Clearance account	185,635	235,635	
Other assets:			
Prepaid Rent		29,000	
Total assets			**$ 365,564**

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts Payable	$101,103	
Outside Labor Payable	159	
Taxes Payable	17,030	
Checking Overdraft	15,825	
Total Liabilities		**$ 134,117**
STOCKHOLDERS EQUITY:		
Common stock, no par value; authorized 200 shares; outstanding 100 shares.	$ 10,000	
Additional paid-in capital	290,000	
Retained earnings (deficit)	(68,553)	
Total stockholder's equity		**231,447**
Total liabilities and stockholder's equity		**$ 365,564**

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:		
Commissions		$ 3,884,508
Ticket Rebates		99343
Trading account		(850)
Total revenue		**3,983,001**
Expenses:		
Salaries of voting stockholders	$ 20,000	
Other employee compensation	3,077	
Regulatory fees	41,367	
Rent	54,130	
Telephone	4,871	
IT expense	13,000	
Insurance	47,421	
Professional fees	63,217	
Research	30,000	
Consulting and Outside Labor	998,787	
Postage	26,849	
Compliance expense	56,250	
Commissions paid to other broker dealers	78,556	
Other expenses	53,199	
Total expenses		**1,490,724**
		2,492,277
Other Income:		
Interest Income		492
Total Other Income		**492**
Net Income		**$2,492,769**

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 2,492,769
Increase in accounts receivable	(64,146)
Decrease in other assets	15,130
Increase in prepaid expenses	(29,000)
Cash Flow from operating activities	**2,414,753**
CHANGES IN OPERATING ASSETS AND LIABILITIES:	
Distributions	$ (2,313,280)
Decrease in accrued expenses	(8,676)
Total adjustments from operating activities	**92,797**
CASH FLOWS FROM INVESTING ACTIVITIES:	-
Net increase in cash and cash equivalents	**92,797**
CASH AND CASH EQUIVALENTS – January 1, 2017	**8,132**
CASH AND CASH EQUIVALENTS - December 31, 2017	**$ 100,929**

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

Stockholders Equity, January 1, 2017	$ 51,958
Add: Net Income	2,492,769
Less: Distributions	(2,313,280)
Stockholders' Equity, December 31, 2017	**$ 231,447**

See notes to financial statements.

COLUMBUS ADVISTORY GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

1. **DESCRIPTION OF BUSINESS**

Columbus Advisory Group, Ltd. (the "Company") is a registered securities broker-dealer located in New York, New York. The company became a member of the National Association of Securities Dealers ("NASD") on September 9, 2003, and commenced operations on that date as a securities broker-dealer. Operations consist primarily of the execution of securities trades for customers on an agency and riskless principal basis. The Company was incorporated under the laws of the State of New York on December 4, 2002 and changed its name from Murphy Financial Group, Inc. on March 24, 2003 and further changed its name on June 30, 2013 from Olympia Asset Management, LTD.

2. **SIGNIFICANT ACCOUNTING POLICIES**

The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation of furniture and equipment is provided on a straight-line basis and MACRS method of depreciation.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The stockholder of the Company has elected to be taxed as an "S" corporation for federal and New York State tax purposes. Under "S" status, the Company is not subject to federal and NYS corporate income taxes on its taxable income. Instead, the stockholder is individually liable for income taxes on corporate taxable income. Accordingly, the accompanying financial statements only provide for corporation income taxes imposed by New York City.

3. **DUE FROM CLEARING FIRM**

The Company has a clearing agreement with RBC, Inc. The clearing broker has custody of the Company securities and cash balances. These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers, which are carried, on the books and records of the clearing broker.

COLUMBUS ADVISORY GROUP, LTD.

CONTINUED NOTES TO FINANCIAL STATEMENTS

At December 31, 2017, the amount due from the Company's clearing firm consisted of net commission's receivable of 185,635 and a clearing deposit of $50,000.

4. LEASE COMMITMENT

The Company leases an office facility under a lease expiring in 2020. The Company is obligated for minimum rental payments under operating lease arrangements for office space as follows:

Year ending December 31, 2018	$ 48,000 per year

The rent expense was $54,130 for the year 2017.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

The Company places its cash in commercial checking accounts; bank balances may from time to time exceed federally insured limits.

6. RELATED PARTY TRANSACTIONS

The stockholder received capital distributions from the Company in the amount of $2,313,280 during the year

7. EMPLOYEE BENEFIT PLAN

The Company closed the maintenance of a 401(k) plan (the "Plan") for the benefit of substantially all full-time employees. Eligible employees may not make voluntary contributions to the Plan, subject to statutory and Plan limitations.

8. THE FOLLOWING SUPPLEMENTARY INFORMATION IS SUBMITTED

Exemption from Rule 15c3-3 is claimed under (k) (2) (ii):
All customers' transactions are cleared through another broker-dealer, RBC, Inc. on a fully disclosed basis.

COLUMBUS ADVISORY GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS CONTINUED-

NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital of 5,000 or 6.67% of aggregate indebtedness, as defined, whichever is greater.

Net capital as reported on page 9 of this audited Form X-17A-5 indicates net capital of $202,447, which exceeded the required minimum net capital of $8,946 by $193,501. The company's ratio of aggregate indebtedness to net capital was 66.25 to 1.

9. **OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK**

In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash.

COLUMBUS ADVISORY GROUP, LTD.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2017

Stockholders' equity		$ 231,447
Less: non-allowable assets		(29,000)
Net capital		**202,447**
Greater of:		
Minimum dollar net capital required	**$ 5,000**	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $134,117)	**$ 8,946**	8,946
Excess net capital		**$ 193,501**
Excess net capital at 1000%		**$ 189,035**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 134,117
Percentage of aggregate indebtedness to net capital	66.25%

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2017

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 202,448
Audit adjustment	-0-
Net capital per audited report, December 31, 2017	**$ 202,447**

No material differences existed between the unaudited and audited net capital computation.

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (ii) of the rule.

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

INFORMATION RELATING TO POSSESION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (ii) of the rule.

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
COLUMBUS ADVISORY GROUP, LTD.

I have reviewed management's statements, included in the accompanying Exemption Report for the year 2017, in which Columbus Advisory Group, Ltd.. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Columbus Advisory Group, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and Columbus Advisory Group, Ltd. stated that Columbus Advisory Group, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Columbus Advisory Group, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Columbus Advisory Group, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 21, 2018

Arnold G. Greene

COLUMBUS ADVISORY GROUP, LTD.

Exemption Report

December 31, 2017

Columbus Advisory Group, LTD is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5 (d) (1) and (4) for the year ended December 31, 2017. To the best of its knowledge and belief, the Company states the following:

1. The company claimed an exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R 240.15c3-3 (k) (2) (ii)
2. The company met such exemption provision of 17 C.F.R 240.15c3-3 (k) (2) (ii) throughout the most recent fiscal year without exception.

I, Michael P. Murphy affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO

Dated: 2/21/2018

See independent auditors' report

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Shareholder of:
Columbus Advisory Group, LTD

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (*Form SIPC-7)]* to the Securities Investor Protection Corporation ("*SIPC*") for the year ended December 31, 2017, which were agreed to by Columbus Advisory Group, Ltd. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the *SIPC*, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (*Form SIPC-7*). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in *Form SIPC-7* with respective cash disbursements record entries noting no differences;

2. Compared the amounts reported on the audited *Form X-17A-5* (Focus Report) for the year ended December 31, 2017 , with the amounts reported in *Form SIPC-7 for the year ended December 31,2017 noting no differences;*

3. Compared any adjustments reported in *Form SIPC-7* with supporting schedules and working papers; noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in *Form SIPC-7* and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the *Form SIPC-7* on which it was originally computed noting no differences. and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 21, 2018

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

Columbus Advisory Group, LTD
Schedule of Assessment and Payments
For the year ended December 31, 2017

Total Revenues	**3,983,001**
SIPC Net Operating Revenue	**3,983,001**
SIPC General Assessment at .0025	**9,957.50**
Less: Payments July 2017	(2,783.35)
Assessment Balance Due (Paid February 2018)	7,174.15

COLUMBUS ADVISORY GROUP, LTD.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT
FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2017